SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Results - 3Q09” dated on Novemeber 11, 2009.

INDEX

HIGHLIGHTS	1
OPERATING REVENUES	4
OPERATING EXPENSES	6
FINANCIAL DATA	8
ADDITIONAL NOTES	11
CAPITAL MARKET	14
DIVIDENDS AND INTEREST ON OWN CAPITAL	15
INCOME STATEMENT	16
BALANCE SHEET	17
STATEMENT OF CASH FLOW	18
OPERATING DATA	19
TARIFFS	20
SHAREHOLDING STRUCTURE AND CAPITAL STRUCTURE COMPOSITION	21

PRICES ON NOVEMBER 10, 2009	INVESTOR RELATIONS CONTACTS

ON – TLPP3 – R$ 39.98	Norair Ferreira do Carmo
PN – TLPP4 – R$ 45.59	Maria Tereza Ali Pelicano David
ADR – TSP – US$ 26.91	Carolina Fernandes Pontes Mada
Market Cap – R$ 22,132.3 million	Marina Barbosa Garbi
Luciana Nóri de Souza

(55 11) 3549-7200
ri.telefonicabr@telefonica.com.br
www.telefonica.com.br

São Paulo, November 11, 2009 – Telecomunicações de São Paulo S/A – TELESP (BM&FBOVESPA: TLPP3 and TLPP4, NYSE: TSP), releases today its consolidated results for the third quarter of 2009 (3Q09). The following information are presented in accordance to the accounting principles usually accepted in Brazil (BR GAAP), and presents reclassifications in 2008 due to changes on accounting practices introduced by Law# 11,638/07. In accordance to BR GAAP criteria, are consolidated the following controlled and wholly owned subsidiaries companies: A. Telecom S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações.

FINANCIAL HIGHLIGHTS

Unaudited consolidated figures (Reais Million)	3Q09	3Q08	% var	9M09	9M08	% var
Gross Operating Revenues	5,731.0	5,890.9	(2.7)	17,433.9	17,064.5	2.2
Deductions	(1,820.9)	(1,790.3)	1.7	(5,629.2)	(5,209.8)	8.0
Net Operating Revenues	3,910.1	4,100.5	(4.6)	11,804.7	11,854.7	(0.4)
Operating Expenses	(2,465.2)	(2,421.3)	1.8	(7,323.3)	(7,004.9)	4.5
EBITDA	1,444.9	1,679.2	(14.0)	4,481.4	4,849.8	(7.6)
EBITDA Margin (%)	37.0%	41.0%	(4.0) p.p.	38.0%	40.9%	(2.9) p.p.
Financial Result	(56.2)	(62.0)	(9.3)	(143.4)	(184.1)	(22.1)
Net Income	600.3	587.4	2.2	1,628.2	1,695.7	(4.0)
Capex	500.0	586.7	(14.8)	1,403.6	1,480.9	(5.2)
Capex / Net Operating Revenues	12.8%	14.3%	(1.5) p.p.	11.9%	12.5%	(0.6) p.p.

The Net Operating Revenues presented a decrease of 4.6%, from R$4,100.5 in the 3Q08 to R$3,910.1 million in the 3Q09. This reduction is mainly related to the drop in traditional services revenues, mainly due to the decrease of the number of lines in service. The items impacted were monthly subscription fee and local service, the latter one due to the increase of duos and trios sales, which offer flat fee with local unlimited calls. Furthermore, the fixed-mobile revenues registered a decrease due to the drop of fixed-mobile traffic. These reductions were partially offset by an increase of PayTV and broadband services revenues, infrastructure rental revenues, besides the tariff readjustment of 0.98% as of September, 2009.

The EBITDA in the 3Q09 was R$1,444.9 million, a 14.0% decrease when compared to the R$1,679.2 million in the 3Q08.

The EBITDA Margin reached in 3Q09 was 37.0%, a 4.0 p.p. decrease when compared to the 3Q08. This drop is a result of the gradual change in Telesp’s revenues mix, that showed an increase of PayTV and broadband services revenues, which have lower margins, and a decrease of local service and public telephony revenues. The EBITDA Margin in the quarter was also impacted by lower broadband revenues when compared to the previous quarter, due to the suspension of Speedy service sales, in accordance to Anatel’s decision. It’s important to highlight that the sale of this service had already been reestablished in a safer and trustable way, combined with a complete reformulation of the attendance process, warranting a new experience for customer relationship. As a result, the level of customer satisfaction registered an important improve, besides the strong reduction of the number of complaints registered.

The consolidated Capex until September, 2009 was of R$1,403.6 million, presenting a decrease of 5.2% when compared to the same period of the previous year. This variation is directly related to Real appreciation in the period and the suspension of Speedy service sales. As a percentage over net operating revenue, the ratio was of 11.9% in the 9M09, almost in line with the ratio registered in the same period of the previous year.

OPERATING HIGHLIGHTS

Broadband - offered under the brands “Speedy” and “Ajato”, reached 2,577,873 clients in the 3Q09, a 5.5% decrease over the 2Q09. When compared to the 3Q08, the growth was of 5.0%, lower than the registered in the previous quarters, as a consequence of the suspension of Speedy service sales on June 22, 2009 in accordance to Anatel’s decision. On August 27, 2009 the sale of this service was reestablished in a safer and trustable way, followed by a reformulation on the attendance process, providing a new experience for customer relationship.

Pay TV – offered in bundles or stand-alone, it is available through DTH (Direct to the Home) and MMDS (Multichannel Multipoint Distribution Service). In the 3Q09 the Company reached 508,212 clients, a decrease of 1.2% when compared to the 2Q09. When compared to the 3Q08, an increase of 19.6% was lower than the ones registered in the previous quarters, as a consequence of the suspension of Speedy service sales, once this service is mainly sold through trio bundles.

Duos and Trios Telefônica - are combined offers of PayTV, Broadband and Local Calls services offered in all Company’s concession area. In 2007, the Company celebrated a commercial and operational agreement with TVA, strengthening and extending even more the integrated PayTV offer.

“Posto de Trabalho Informático” (PDTI) – launched in 2007, is offered to the corporate segment as a solution for infra-structure of Information Technology customized to the client. Through a monthly fee payment, Telesp offers a bundle composed by voice, data, internet access, network management and equipments for small, medium and big clients.

OPERATING REVENUES

The gross operating revenue in the third quarter of 2009 reached R$5,731.0 million, a decrease of 2.7% when compared to the R$5,890.9 in the same period of the previous year.

Gross Operating Revenues Evolution
Unaudited consolidated figures (Reais Million)	3Q09	3Q08	% var	9M09	9M08	% var
Gross Operating Revenues	5,731.0	5,890.9	(2.7)	17,433.9	17,064.5	2.2
Monthly subscription fee	1,261.4	1,344.2	(6.2)	3,926.6	3,963.8	(0.9)
Installation charge	29.5	27.7	6.5	79.1	94.1	(16.0)
Local service	624.2	732.4	(14.8)	1,831.0	2,081.1	(12.0)
DLD	934.8	972.7	(3.9)	2,882.4	2,805.2	2.8
Fixed-to-mobile	1,006.5	1,120.2	(10.1)	3,108.7	3,256.9	(4.6)
ILD	24.8	36.3	(31.6)	86.8	109.2	(20.5)
Interconnection	120.7	121.2	(0.4)	346.3	349.8	(1.0)
Public telephony	98.1	106.5	(7.8)	312.2	339.9	(8.2)
Data transmission	1,054.9	943.6	11.8	3,178.5	2,734.4	16.2
Infrastructure Rental	132.8	112.9	17.6	369.5	285.8	29.3
Pay TV	151.6	104.4	45.3	448.6	244.5	83.5
Others	291.4	268.9	8.4	864.2	799.9	8.0

The changes are explained as follows:

Monthly Subscription Fee: reached R$1,261.4 million in the 3Q09, a decrease of 6.2% when compared to the R$1,344.2 million in the 3Q08. This drop is mainly related to the decrease of average lines in service and the increase of alternative plan base for fixed line that have lower monthly subscription fee. On the other hand, an increase of revenues in the corporate segment and the tariff readjustment of 0.98% as of September, 2009 occurred. On September 30, 2009 the penetration of the local, “controle”, duos and trios plans was around 66% of the lines in service.

Installation Fee: increased from R$27.7 million in the 3Q08 to R$29.5 million in the 3Q09, a rise of 6.5%. This variation is mainly justified by the success of commercial effort focused on alternative plans and the tariff readjustment of 0.98% as of September, 2009.

Local Service: totaled R$624.2 million in the 3Q09, a decrease of 14.8% when compared to R$732.4 million in the 3Q08. This variation is directly related to the decrease of lines in service and the increase of duos and trios bundles sales which offer flat fee with local unlimited calls aiming customer loyalty, resulting in a decrease of the exceeding traffic. Furthermore, the local service revenues were impacted by the decrease of the demand of 0300 service for promotional campaigns. These drops were partially offset by the tariff readjustment of 0.98% as of September, 2009.

DLD: in the 3Q09 totaled R$934.8 million, a decrease of 3.9% when compared to the R$972.7 million in the 3Q08. This effect is explained by a decrease of fixed outgoing traffic, been partially offset by an increase of SMP traffic with the “15” use (selection code of the operator), due to the mobile market growth and a positive impact of the tariff readjustment of 0.98% as of September, 2009.

Fixed-to-mobile revenues: dropped from R$1,120.2 million in the 3Q08 to R$1,006.5 million in the 3Q09, a decrease of 10.1%, due to the reduction of VC1, VC2 and VC3 traffic in the period.

ILD: reached R$24.8 million in the 3Q09, a decrease of 31.6% when compared to the R$36.3 million in the 3Q08. This effect is mainly explained by a decrease of fixed outgoing traffic.

Interconnection Revenues: remained almost stable, from R$121.2 million in 3Q08 to R$120.7 million in the 3Q09. This item was impacted by traffic decrease from other companies, been partially offset by the tariff readjustment of 0.98% as of September, 2009. When compared to the 2Q09, the interconnection revenues registered a rise of 5.7%, mainly explained by the increase of ingoing mobile traffic and the tariff readjustment in the quarter.

Public Telephony: in the 3Q09 was R$98.1 million, a decrease of 7.8% when compared to the R$106.5 million in the 3Q08. This variation is registered mainly due a higher competition of the mobile market, been partially offset by the tariff readjustment of 0.98% as of September, 2009.

Data Transmission: totaled R$1,054.9 million in the 3Q09, a positive evolution of 11.8% when compared to the R$943.6 million in the 3Q08. This effect is mainly explained by the residential segment growth, through the broadband offer with “Speedy” and “Ajato” brands, as well as the growth of data transmission in the corporate segment. When compared to the 2Q09, the data transmission revenues registered a slightly decrease of 1.5%, as a consequence of the suspension of Speedy service sales during 65 days, in accordance to Anatel’s decision.

Infrastructure rental: raised from R$112.9 million in the 3Q08 to R$132.8 million in the 3Q09, an increase of 17.6%. This effect is mainly explained by the higher volume of rented circuits, due to the telecommunications market growth and the demand for a higher volume of band for data transmission.

Pay TV: launched in August, 2007, this service reached R$151.6 million in the 3Q09, a positive evolution of 45.3% when compared to the R$104.4 million in the 3Q08. The Company registered a base of 508,212 clients in the 3Q09, including TV services through DTH and MMDS, the latter one as a result of Telefônica Sistema de Televisão acquisition in the 4Q07. When comparing the 2Q09, the Pay TV revenues registered a decrease of 4.2%, mainly explained by the promotion that results in exception of installation fee, besides the impact of duos and trios sales due to the suspension of Speedy service sales.

Others: increased from R$268.9 million in the 3Q08 to R$291.4 million in the 3Q09, a rise of 8.4%. This effect is chiefly explained by the performance of PDTI, been partially offset by the decrease of value added services revenues.

OPERATING EXPENSES

Operating expenses in the third quarter of 2009 reached R$2,465.2 million, an increase of 1.8% when compared to the R$2,421.3 million in the same period of the previous year.

Operating Expenses Evolution
Unaudited consolidated figures (Reais Million)	3Q09	3Q08	% var	9M09	9M08	% var
Operating Expenses	(2,465.2)	(2,421.3)	1.8	(7,323.3)	(7,004.9)	4.5
Personnel expenses	(194.2)	(171.9)	13.0	(541.4)	(569.7)	(5.0)
Supplies	(59.7)	(58.9)	1.3	(149.9)	(155.5)	(3.6)
Outsourcing expenses	(884.7)	(883.4)	0.1	(2,780.4)	(2,428.3)	14.5
Interconnection expenses	(946.9)	(972.0)	(2.6)	(2,898.7)	(2,845.7)	1.9
Rental expenses	(137.6)	(130.2)	5.7	(410.2)	(363.6)	12.8
Taxes	(116.2)	(117.1)	(0.8)	(326.9)	(344.0)	(5.0)
Bad Debt provision	(148.4)	(122.3)	21.4	(443.6)	(395.7)	12.1
Investment gains (losses)	7.7	0.3	n.a.	12.8	6.0	n.a.
Other operating revenues (expenses)	14.7	34.2	(56.9)	214.9	91.6	n.a.

The variations are explained by the following items:

Personnel expenses: reached R$194.2 million in the 3Q09, an increase of 13.4% when compared to the R$171.9 million in the 3Q08. This variation is mainly explained by the increase of labor indemnities.

Supplies: increased from R$58.9 million in the 3Q08 to R$59.7 million in the 3Q09, a rise of 1.3%. This variation is mainly explained by an increase of cost of goods sold for the corporate segment been partially offset by a decrease of phone card expenses.

Outsourcing expenses: remained almost stable, from R$883.4 million in the 3Q08 to R$884.7 million in the 3Q09. This variation is mainly related to the increase of customer service expenses, largely due to the efforts to improve the attendance and to fulfill the new call center law, purchase of TV content and network maintenance. These increases were almost offset by the decrease of advertising expenses and sales commission, as a consequence of the suspension of Speedy service for 65 days. When comparing to the 2Q09, outsourcing expenses registered a reduction of 8.2%, as a result of the decrease of advertising expenses and sales commission due to the suspension of Speedy service sales.

Interconnection expenses: in the 3Q09 reached R$946.9 million, a decrease of 2.6% when compared to the R$972.0 million in the 3Q08. This effect is mainly explained by the decrease of VC1, VC2 and VC3 traffic in the period.

Rental Expenses: increased from R$130.2 million in the 3Q08 to R$137.6 million in the 3Q09, a rise of 5.7% mainly due to the increase of network rental expenses and infrastructure for last-mile traffic termination.

Taxes: remained almost stable, from R$117.1 million in the 3Q08 to R$116.2 million in the 3Q09. This effect is mainly explained by the decrease of FUST and FUNTTEL contribution, been partially offset by the increase of PIS and COFINS expenses, as a consequence of the increase of other operating revenues.

Bad Debt Provisions: reached R$148.4 million in the 3Q09, an increase of 21.4% when compared to the 3Q08. As a percentage of the operating revenues, the ratio was of 3.8% in the quarter. When comparing with the 2Q09, registered a decrease of 3.6%, showing Telesp’s strong efforts to improve its customer base profile through its commercial policy practices, besides the recovery efforts and its differentiated service offers to better suit each segment of the market.

Investment gains (losses): in the 3Q09 recorded a positive result of R$7.7 million compared to a positive result of R$0.3 million in the 3Q08 and a negative result of R$0.5 million in the 2Q09. These variations are justified by the effect of equity accounting of shareholding on Cable TV operators.

Other operating revenues (expenses): totaled R$14.7 million in the 3Q09, a negative variation of R$19.4 million when compared to the 3Q08. This effect is mainly justified by the reversion of provisions for tax processes and fine payment.

Depreciation: dropped from R$686.3 million in the 3Q08 to R$613.4 million in the 3Q09, a decrease of 10.6%. This effect is mainly explained by an increase of the balance of assets fully depreciated and the decrease of goodwill amortization that as of 2009 isn’t registered anymore in accordance to the new accounting practices. These variations were partially offset by an increase of modem obsolescence provision.

FINANCIAL DATA

Financial Investments: the Company invests the excess cash and cash equivalents of R$1,541.9 million, mainly in financial investments (Certificados de Depósitos Bancários) in short-term, based on the variation of the CDI, reducing the exposure of the domestic interest rate (CDI) over its net debt. The Company diversifies its exposure investing in different first line financial institutions, in accordance to the credit limits and diversification set on the Company’s current credit risk policy.

Loans, Financing and Debentures: on September 30, 2009, the Company had a liability of R$3,388.7 million, from which R$23.3 million are loans denominated in foreign currency raised at fixed interest rates (with swap for %CDI rate), R$1,510.3 million in debentures paying interests based on the variation of the CDI rate + fixed spread of 0.35% (also with swap for %CDI rate) and the amount of R$1,855.0 million in loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES).

Debentures: on September 03, 2004, Telesp announced a Public Offering of Securities and the activation, within the Program’s parameters, of the first issuance of Telesp’s debentures. The offer consisted of the issuance of 150 thousand not convertible debentures, of unsecured type, with face value of R$10 thousand per unit, totaling the amount of R$1.5 billion, in single tranche. The debentures conditions were renegotiated on September 01, 2007, end date of the first validity remuneration period, and the second period also began in that date with closing foreseen to September 01, 2010, the debentures’ maturity date. The debenture bears interest on a quarterly basis payment, of the accumulated average rates of the Interbank Interest rate of one day (DI rate), capitalized by a spread of 0.35% per year, calculated and disclosed by the Câmara de Custódia e Liquidação – CETIP, since the renegotiation date.

BNDES: on October 10, 2007, the BNDES approved a loan of R$2,034.7 millions for Telesp, from which R$1,830.9 million have already been released and invested on network modernization and expansion of voice, data and video services. Of this amount, R$1,686.9 million had already been confirmed and approved by BNDES. On September, 2009 the amount of R$144 million was released and the investments related to it are in the final step of the verification process by BNDES.

LOANS AND FINANCING
(in thousand of reais)

September '09
Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Loans in local currency
BNDES Loan	UR TJLP	TJLP + 3.73%	Until 2015	141,862	1,713,178	1,855,040
Debentures	R$	CDI + 0.35%	Sep 2010	1,510,297	0	1,510,297
Loans in foreign currency
Mediocrédito	US$	1.75%	Until 2014	5,670	17,644	23,314
Total				1,657,829	1,730,822	3,388,651

                                                                                                                                                                                        CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS
                                                                                                                                                                                       (in thousand of reais)

September '09
Year	Amount
2010	91,777
2011	372,519
2012	372,226
From 2013 on	894,300
Total	1,730,822

                                                                                         NET FINANCIAL DEBT

                                                                                          (in million of Reais)

	September '09	June '09	September '08
Short-term Debt	(1,657.8)	(135.7)	(435.9)
Long-term Debt	(1,730.8)	(3,185.1)	(2,327.7)
Total Debt	(3,388.7)	(3,320.8)	(2,763.6)
Net Derivatives Position	(29.5)	(53.1)	(69.5)
Debt (post-Derivative Operations)	(3,418.1)	(3,373.9)	(2,833.1)
Cash and Cash Equivalents	1,547.7	933.7	1,245.1
Net Debt	(1,870.4)	(2,440.2)	(1,587.9)
Net Debt / EBITDA (*)	0.30	0.38	0.25
Total Debt / EBITDA (*)	0.55	0.52	0.43
Total Debt / Market Cap	0.16	0.15	0.13

(*) The ratio was calculated over the EBITDA composed by the sum of the four previous quarters.

Derivatives: all Company’s financial derivative contracts aim the protection of exchange risk and fluctuations of interest rates related to financial debt, in accordance to the corporate policy of risk management. Following this, variations on risk factors result in a inverse effect intended to protection. Therefore, the Company doesn’t have financial derivative instruments to speculation propose and the exchange financial equities are hedged.

On September 30, 2009, for protection of currency variations risk propose, 100% of the Company’s financial debt denominated in foreign currency was covered by asset positions of exchange hedge x “CDI” with fair value of R$23.3 million, equivalent to the fair value of this debt. On the same date, the Company had swap operations – CDI + spread x %CDI, with asset position of R$1,515.0 million and flows similar to the debentures’, to cover the risk of its fixed rate spread, with debentures (without premium) fair value of R$1,515.0 million. Swap operations CDI x fixed rate, with asset position of R$14.5 million on September 30, 2009, were contracted to partially cover the variation of domestic interest rates related to the liability position of derivatives exposed to CDI.

The derivative operations generated, until September, 2009, a negative net consolidated result of R$56.7 million, while the currency operations generated a negative net consolidated result of R$58.2 million, the operations to cover the debentures fixed spread generated a positive result of R$1.6 million and the swap operations CDI x fixed rate generated a negative net consolidated result of R$53 thousand.

On September 30, 2009 was recognized a balance of R$805 thousand as asset and a balance of R$30.3 million as liability to reflect the derivatives position on the mentioned date.

DERIVATIVES POSITION
(in Reais thousand)
September '09
Swap Contracts	Fair Value
Assets
Foreign Currency	23,317
Variable Rate (CDI) + Spread	1,514,973
Variable Rate (CDI)	14,497
Liabilities
Variable Rate (CDI)	(53,562)
Variable Rate (CDI)	(1,514,168)
Fixed Rate	(14,549)
Asset balance	805
Liabilities balance	(30,298)

NET EXPOSURE
(in Reais thousand)

September '09
Operation	Risk	Exposure
Hedge (Long Position)	Derivatives (risk of USD decrease)	23,317
USD-denominated debt	Debts (risk of USD increase)	(23,314)
	Net Exposure	3

Hedge (Long Position)	Derivatives (risk of CDI decrease)	1,514,973
Debentures (CDI)	Debentures (risk of CDI increase)	(1,514,973)
	Net Exposure	0

Hedge	Derivatives (risk of CDI increase)	(1,567,730)
(Short Position CDI)

Hedge	Derivatives (risk of CDI decrease)	14,497
(Long Position CDI)
	Net Exposure	(1,553,233)
Net exposure on USD variation		3
Net exposure on CDI variation		(1,553,233)

The CDI net exposure (R$1,553.2 million) doesn’t reflect the total exposure to domestic interest rate, once the Company has, as a “natural hedge”, short term financial investments based on CDI variation (R$1,541.9 million on September 30, 2009).

Financial Result: by the end of the period on September 30, 2009 reached -R$143.4 million, improving R$40.6 million or 22.1% when compared to the same period of 2008, mainly due to higher financial investments revenue, related to a higher average balance invested this year. In the 3Q09, the financial result reached -R$56.2 million, a decrease of R$14.8 million when compared to the previous quarter, mainly due to lower revenues with financial investment, been impacted by a lower average balance invested in the quarter (mainly due to the payment of dividends and interest on own capital as of June 17, 2009) and also due to the CDI decrease.

ADDITIONAL NOTES

1) BOARD OF DIRECTORS’ MESSAGE

On June 22, 2009, Anatel determined to Telesp the temporary suspension of Speedy Service sales. Anatel requested to the Company the elaboration in within 30 days of a plan to guarantee the fruition and availability of Speedy Service, which includes steps of contingency planning, administration of changes, implantation of network redundancy and critical systems, operating planning and the respective schedule. On June 26, 2009, the Stability Plan was presented to the Agency, before the deadline set, containing actions to stabilize the network, involving improvements on IP (Internet Protocol) and DNS (Domain Name Server) network. On July 17, 2009, Telesp announced to the Agency the conclusion of the implantation of the Stability Plan. Furthermore, the Company completely reformulated the attendance process, including training programs, new performance evaluation model and increase of the number of attendants, to warrant a new experience for customer relationship. On August 27, 2009, after receiving a notification from the Agency, Telesp reestablished Speedy service sales in a safer and trustable way. As a result, during the first 4 days the number of calls was 2.5 times higher than the historical average calls, an expressive improve of the opinion of new customers in researches applied was shown, besides the strong reduction of the number of complaints registered.

2) SUBSEQUENT EVENTS

a) Voluntary Public Tender Offer: On October 7, 2009, Telesp’s Board of Directors approved the launching of a voluntary public tender offer for the acquisition of up to 100% of the shares issued by GVT (Holding) S.A. for the price of R$ 48.00 per share to be paid in cash. The amount of the transaction, considering the acquisition of total amount of fully diluted shares, represents an investment of approximately R$ 6.5 billion.

GVT is a telecommunication services provider with strong presence on Region II of the Plano Geral de Outorgas and has been successful in its strategy targeting users of high technology services with innovative and tailored products.

The voluntary public tender offer is subject, among other conditions usual to this type of transaction, to the following conditions, also detailed in the Offer Notice, submitted to BM&FBOVESPA on October 7, 2009:

(i) the acquisition of a minimum amount of shares that corresponds to 51% of the sum of: (a) all shares issued by GVT; and (b) the shares not issued and subject to the Stock Option Plan;

(ii) the waiver of anti takeover provisions as determined by GVT’s By-laws; and

(iii) Anatel’s approval for the acquisition of GVT control, without imposition of restrictions and conditions, besides the usually adopted by Anatel in previous instances, as previewed in the Offer Notice.

On October 8, 2009 Telesp presented to Anatel the requirement for previous approval to implement the transfer of acquired shares as a result of the offer. On October 19, 2009, BM&FBOVESPA approved the Auction of the voluntary public tender offer for the acquisition of up to 100% of shares issued by GVT, on its trading system.

On November 4, 2009, Telesp increased the offer price to R$50.50 per share, as a consequence of the excellent results published by the Company in the third quarter of this year. That increases the amount to be invested to around R$6.9 billion. The increase of the price aimed the confirmation of the success of the voluntary public tender offer execution, while showed the capacity and reinforced Telesp’s intention to acquire 100% of GVT’s shares.

b) Promissory Notes Subscription: on November 9, 2009, the Board of Directors approved the second subscription of Promissory Notes by the Company, for public distribution under limited placing efforts, in accordance to the terms of CVM Instruction 476, in the total amount of up to R$6.0 billion, which resources will be used exclusively to liquidate the payment of obligations that the Company may assume as a consequence of the result of the auction related to the Public Tender Offer launched on October 8, 2009 proposed by the Company for the acquisition of up to 100% of shares issued by GVT. Up to 600 Promissory Notes will be subscribed with unit face value of R$ 10.0 million, with term of 1 year, without any warrant, that will be object of limited placing efforts, in accordance to the terms of CVM Instruction 476, with intermediation of intermediating institutions that are members of securities distribution system under a firm guarantee of placement regime. The Promissory Notes will pay interest equivalent to the average daily rate of one-day Interfinancial Deposits (DI), out of the group, in a ratio of 109%, considering the reduction of 2.0 p.p. to 107% if the Company execute the withdrawal in advance, partially or totally, in within 90 days, or reduce 1.0 p.p. to 108% if the Company execute the withdrawal in advance, totally or partially in between 91 and 180 days.

3) RECENT CORPORATE EVENTS

a) Corporate Reorganization involving Telefônica Data do Brasil Participações Ltda. – DABR and Telefônica Televisão Participações S.A. – TTP - In accordance to the relevant fact published on October 21, 2008, the Company’s Board of Directors approved, on that date, the propose of corporate reorganization involving DABR and TTP (wholly-owned subsidiary of Telesp, which had stakes on Telefônica Sistema de Televisão S.A., A. Telecom S.A. and Telefônica Data S.A’s capital).

For Telesp’s management this corporate reorganization reflects Company and shareholders’ aim and will allow the improvement of synergies, the reduction of managing risks, the simplification of corporate and administrative organization, reducing costs, but also getting the opportunity of the tax benefit and the Company’s cash flow improvement and, as a consequence, to its shareholders.

On November 11, 2008, the propose of merger of DABR and TTP by Telesp was approved by the Company’s shareholders on its Extraordinary Shareholders’ meeting. As a result of the merger of TTP, Telefônica Sistema de Televisão S.A., A. Telecom and Telefônica Data companies became wholly-owned subsidiaries of Telesp.

b) Increase on Telefônica Televisão Participações S.A.’s Equity (previously named Navytree Participações S.A.) –On July 25, 2008, the Company increased the Telefônica Televisão’s capital with stocks of Telefônica Data S.A.’s equity. As a result, T. Data became a wholly-owned subsidiary of Telefônica Televisão.

4) TARIFFS READJUSTMENT OCCURRED IN 2009 AND 2008

a) Fixed-to-Fixed Tariff – On September 11, 2009, through Edicts# 5,179 and 5,180, Agência Nacional de Telecomunicações - Anatel approved the tariff readjustment of the Serviço Telefônico Fixo Comutado - STFC, according to the criteria established in the Concession Contracts for Local and Domestic Long Distance Services, effective as of September 16, 2009. The tariff readjustments were 0.98%.

b) Fixed-to-Fixed Tariff – On July 21, 2008, through Edicts# 4,288 and 4,289, Anatel approved the tariff readjustment of the Serviço Telefônico Fixo Comutado - STFC, according to the criteria established in the Concession Contracts for Local and Domestic Long Distance Services, effective as of July 24, 2008. The tariff readjustments were 3.01%.

b) Fixed-to-Mobile Tariff – On July 21, 2008, through Edict# 4,290, Anatel approved the 3.01% tariff readjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 2.06%. The readjustments were effective as of July 24, 2008.

5) CHANGES ON THE ADOPTED ACCOUNTING PRACTICES

The Company decided to adopt as of 2008 the changes on accounting practices introduced by the Law# 11,638/07 and Law# 11,941/09, due to several accounting pronouncements issued by Comitê de Pronunciamentos Contábeis (CPC) and deliberated by CVM. As a result, the comparative information in the first quarter of 2009 already presents these practices, among which are highlighted:

a) Financial Leasing: PDTI contracts are accounted with financial leasing characteristics;

b) Financial Instruments: financial assets and liabilities initially evaluated by fair value;

c) Present Value Adjustment: certain long term assets and liabilities initially accounted by its discounted present value;

d) Accumulated Translation Adjustment: exchange variations over investments abroad registered as accumulated translation adjustment, on Company’s equity.

6) NUMBER PORTABILITY

In September, 2008, the number portability process has been activated under commercial disposition between companies that offer the same service mode. As a result, fixed and mobile’s clients can keep their phone number when changing operator or address, if the process refers to the same local area. Following this, Telesp reinforced its efforts in customers’ loyalty and retention plans, although the volume of number portability processes isn’t relevant so far. The number portability’s process was concluded in March, 2009.

CAPITAL MARKET

Telesp has common shares (ON) and preferred shares (PN) traded on BM&FBOVESPA under the ticker symbols TLPP3 and TLPP4, respectively. The Company also has ADRs, which are traded on the NYSE, under ticker symbol TSP.

The shares TLPP3 and TLPP4 closed the quarter priced at R$39.50 and R$44.41, presenting, respectively, an annual performance of 1.8% and -0.6% in comparison to Bovespa Index’s performance of 24.2%. The ADRs closed the quarter priced at US$25.56, presenting an annual performance of 10.2% in comparison to Dow Jones Index’s performance of -10.5%.

The daily average volume of TLPP3 and TLPP4 between September, 2008 and September, 2009 was of R$841.4 thousand and R$6,043.2 thousand, respectively. The ADR daily average volume for the same period was of US$2,805.4 thousand.

The shares performances in the last year are presented in the following graphic:

DIVIDENDS AND INTEREST ON OWN CAPITAL

In accordance to the Company’s Bylaws, the Company shall distribute dividends of at least 25% of adjusted net income for the year, being preferred shares entitled to dividends 10% higher that those attributed to common shares.

The dividends deliberated recently are described in the following table:

INCOME STATEMENT

Unaudited consolidated figures (Reais Million)

	3Q09	3Q08	% var	9M09	9M08	% var
Gross Operating Revenues	5,731.0	5,890.9	(2.7)	17,433.9	17,064.5	2.2
Monthly subscription fee	1,261.4	1,344.2	(6.2)	3,926.6	3,963.8	(0.9)
Installation charge	29.5	27.7	6.5	79.1	94.1	(16.0)
Local service	624.2	732.4	(14.8)	1,831.0	2,081.1	(12.0)
DLD	934.8	972.7	(3.9)	2,882.4	2,805.2	2.8
Fixed-to-mobile	1,006.5	1,120.2	(10.1)	3,108.7	3,256.9	(4.6)
ILD	24.8	36.3	(31.6)	86.8	109.2	(20.5)
Interconnection	120.7	121.2	(0.4)	346.3	349.8	(1.0)
Public telephony	98.1	106.5	(7.8)	312.2	339.9	(8.2)
Data transmission	1,054.9	943.6	11.8	3,178.5	2,734.4	16.2
Infrastructure Rental	132.8	112.9	17.6	369.5	285.8	29.3
Pay TV	151.6	104.4	45.3	448.6	244.5	83.5
Others	291.4	268.9	8.4	864.2	799.9	8.0
Deductions	(1,820.9)	(1,790.3)	1.7	(5,629.2)	(5,209.8)	8.0
Net Operating Revenues	3,910.1	4,100.5	(4.6)	11,804.7	11,854.7	(0.4)
Operating Expenses	(2,465.2)	(2,421.3)	1.8	(7,323.3)	(7,004.9)	4.5
Personnel expenses	(194.2)	(171.9)	13.0	(541.4)	(569.7)	(5.0)
Supplies	(59.7)	(58.9)	1.3	(149.9)	(155.5)	(3.6)
Outsourcing expenses	(884.7)	(883.4)	0.1	(2,780.4)	(2,428.3)	14.5
Interconnection expenses	(946.9)	(972.0)	(2.6)	(2,898.7)	(2,845.7)	1.9
Rental expenses	(137.6)	(130.2)	5.7	(410.2)	(363.6)	12.8
Taxes	(116.2)	(117.1)	(0.8)	(326.9)	(344.0)	(5.0)
Bad Debt provision	(148.4)	(122.3)	21.4	(443.6)	(395.7)	12.1
Investment gains (losses)	7.7	0.3	n. a.	12.8	6.0	n. a.
Other operating revenues (expenses)	14.7	34.2	(56.9)	214.9	91.6	n. a.

Earnings Before Depreciation/Amortization	1,444.9	1,679.2	(14.0)	4,481.4	4,849.8	(7.6)
and Financial Revenues (Expenses) - EBITDA
Depreciation and Amortization	(613.4)	(686.3)	(10.6)	(1,900.3)	(2,060.3)	(7.8)
Financial Result	(56.2)	(62.0)	(9.3)	(143.4)	(184.1)	(22.1)
Net Result of Asset Sale and Investment	(6.9)	(10.7)	(35.8)	(20.5)	(39.9)	(48.6)
Income Before Taxes	768.3	920.3	(16.5)	2,417.1	2,565.6	(5.8)
Taxes	(168.0)	(332.9)	(49.5)	(789.0)	(869.9)	(9.3)
Net Income	600.3	587.4	2.2	1,628.2	1,695.7	(4.0)

Note: According to Anatel's instructions, Monthly Subscription fee, Local Service, PayTV and Other revenues presented reclassifications in 2008.

BALANCE SHEET

Unaudited consolidated figures (Reais Million)

ASSETS	3Q09	2Q09	% var
Current assets	**6,308.0**	**5,791.8**	**8.9**
Cash and cash equivalents	1,547.7	933.7	65.8
Cash	5.8	8.0	(28.1)
Financial Investments	1,541.9	925.6	66.6
Net accounts receivable from customers	2,997.1	3,140.0	(4.5)
Supply and maintenance inventories	170.4	168.1	1.3
Recoverable taxes	1,265.7	1,199.9	5.5
Recoverable prepaid expenses	83.0	74.4	11.5
Credit from associated companies	117.5	114.5	2.6
Derivatives operations	0.8	2.2	(64.2)
Other assets	125.8	158.9	(20.9)
Non-Current Assets	**13,147.8**	**13,190.9**	**(0.3)**
Long-term assets	1,906.1	1,837.2	3.8
Accounts receivable from customers	114.2	97.8	16.8
Recoverable taxes	713.5	747.1	(4.5)
Loans and financial investments	12.8	12.8	(0.5)
Bail of legal proceedings	910.3	838.4	8.6
Credit from associated companies	25.7	29.4	(12.8)
Other assets	129.8	111.7	16.2
Investments	306.7	296.8	3.3
Net Permanent Assets	9,470.0	9,563.8	(1.0)
Net Intangible	1,465.0	1,493.2	(1.9)
Total Assets	**19,455.8**	**18,982.7**	**2.5**

LIABILITIES	3Q09	2Q09	% var
Current liabilities	**5,934.9**	**4,271.6**	**38.9**
Suppliers	1,844.0	1,975.4	(6.7)
Loans and financing	1,657.8	135.7	n.a.
Derivatives operations	8.1	31.6	(74.4)
Payroll and related charges	184.5	170.3	8.4
Taxes	959.6	1,019.2	(5.9)
Consignments	167.7	107.9	55.5
Dividends and interest on capital	716.3	379.0	89.0
Accrual for contingencies	174.9	130.9	33.6
Payables to associated companies	51.9	48.4	7.1
Other liabilities	170.1	273.3	(37.8)
Non-Current Liabilities	**2,639.4**	**4,031.4**	**(34.5)**
Loans and financing	1,730.8	3,185.1	(45.7)
Taxes	63.6	63.0	1.0
Derivatives operations	22.2	23.8	(6.7)
Accrual for contingencies	478.1	518.2	(7.7)
Provisions for the pension plans	157.2	154.3	1.9
Other liabilities	187.4	87.0	n.a.
Shareholders' equity	**10,881.5**	**10,679.7**	**1.9**
Capital Stock	6,575.5	6,575.5	0.0
Capital Reserves	2,670.5	2,670.5	0.0
Profit Reserves	659.6	659.6	0.0
Goodwill Reserves	63.1	63.1	0.0
Equity Adjustment	71.4	68.1	4.9
Conversion's Acumulated Adjustment	(0.2)	2.7	n.a.
Retained earnings	841.7	640.3	31.5
Total Liabilities	**19,455.8**	**18,982.7**	**2.5**

STATEMENT OF CASH FLOW

Unaudited consolidated figures (Reais Million)

	9M09	9M08	% var
Cash and cash equivalents at beginning of the period	1,741.0	933.3	86.5
Net income of the period	1,628.2	1,695.7	(4.0)
Non-cash expenses (revenues)	2,315.2	2,556.1	(9.4)
Depreciation and amortization	1,900.3	1,970.4	(3.6)
Exchange variations on loans and financing	(49.3)	45.7	n. a.
(Gain)/loss on subsidiaries	(12.8)	(6.0)	n. a.
(Gain)/loss on asset sale	20.5	39.9	(48.6)
Amortization of investment goodwill	0.0	94.8	n. a.
Bad debt provision	443.6	395.7	12.1
Pension and other post-retirement benefit plans	8.5	8.2	2.6
Others	4.5	7.4	(39.8)
Variations in operating assets	(575.4)	(875.3)	(34.3)
Net trade accounts receivable	(320.4)	(753.2)	(57.5)
Other current assets	(143.4)	28.5	n. a.
Other non-current assets	(111.6)	(150.7)	(25.9)
Variations in operating liabilities	(435.3)	(215.1)	n.a.
Payroll and related accuruals	29.5	(67.5)	n. a.
Accounts payable and accurued expenses	(181.3)	202.4	n.a.
Taxes	(61.8)	39.0	n.a.
Other current liabilities	(293.2)	(614.4)	(52.3)
Accured interest	(50.6)	(21.3)	n.a.
Income and social contribution taxes	93.1	125.3	(25.7)
Labor, tax and civil provisions	(46.3)	97.9	n. a.
Other non-current liabilities	75.1	23.3	n. a.
Cash provided by operations	2,932.6	3,161.3	(7.2)
Cash flow from investing activities	(1,740.4)	(1,520.3)	14.5
Acquisition of investmens and advances to related companies	0.0	11.9	n. a.
Acquisition of fixed and intangible assets, net of donations	(1,743.9)	(1,544.2)	12.9
Cash from sales of fixed assets and investment	3.5	12.0	(70.8)
Cash received from acquisitions	0.0	0.0	n. a.
Cash flow from financing activities	(1,385.5)	(1,329.2)	4.2
Loans amortization	(396.9)	(953.2)	(58.4)
New loans obtained	144.0	387.5	(62.8)
Net payment on derivative contracts	31.2	20.9	49.3
Dividends and interest on own capital paid	(1,163.8)	(784.4)	48.4
Increase (decrease) in cash and cash equivalents	(193.3)	311.8	n.a.
Cash and cash equivalents at end of the period	1,547.7	1,245.1	24.3

OPERATING DATA
Consolidated data
		3Q09	3Q08		% var	9M09	9M08		% var
Capital Expenditure (Economic)	R$ MM	500.0	586.7	1/	(14.8)	1,403.6	1,480.9	1/	(5.2)
Network
Installed lines (switching)		14,800,582	14,663,947		0.9	14,800,582	14,663,947		0.9
Installed lines - Gain		25,966	79,333		(67.3)	103,295	110,046		(6.1)
Lines in service		11,352,116	11,860,741		(4.3)	11,352,116	11,860,741		(4.3)
Residential		8,173,144	8,699,215		(6.0)	8,173,144	8,699,215		(6.0)
Non-residential		1,620,911	1,717,769		(5.6)	1,620,911	1,717,769		(5.6)
Trunk lines 2/		919,092	813,447		13.0	919,092	813,447		13.0
Public lines		250,410	250,290		0.0	250,410	250,290		0.0
Internally used and test lines		388,559	380,020		2.2	388,559	380,020		2.2
Lines in services - Gain		(122,160)	(32,727)		n.a.	(309,784)	(104,544)		n.a.
Average lines in service	(ALIS)	11,399,272	11,881,856		(4.1)	11,515,725	11,910,870		(3.3)
Broadband		2,577,873	2,455,910		5.0	2,577,873	2,455,910		5.0
Pay TV 3/		508,212	424,974		19.6	508,212	424,974		19.6

Traffic
Local minutes - registered	(min 000)	13,266,383	12,802,067		3.6	37,584,015	39,159,240	4/	(4.0)
Local minutes - exceeding	(min 000)	5,233,666	7,063,468		(25.9)	16,484,454	21,716,006	4/	(24.1)
Domestic Long Distance4/	(min 000)	2,645,317	2,918,200		(9.4)	8,092,561	8,861,409		(8.7)
International Long Distance	(min 000)	15,153	21,059		(28.0)	49,740	64,516		(22.9)
Monthly traffic per ALIS
Local	(min)	388	359		8.0	363	365		(0.7)
DLD	(min)	77	82		(5.5)	78	83		(5.5)
ILD	(min)	0.4	0.6		(25.0)	0.5	0.6		(20.3)
Others
Employees 5/		6,056	6,164		(1.8)	6,056	6,164		(1.8)
LIS per employee 6/		2,300	2,323		(1.0)	2,300	2,323		(1.0)
Monthly net op. revenue per ALIS	(R$)	114.3	114.9		(0.5)	113.9	110.6		3.0
Telephone density (per 100 inh.) 7/		27.4	29.4		(1.9) p.p.	27.4	29.4		(1.9) p.p.

1/ With the introdution of Law# 11,638/07, the Capex showed a decrease due the change on PDTI's accounting.
2/ Includes ISDN clients.
3/ Includes TV clients via Satellite and MMDS.
4/ Includes intra-state and inter-state traffic (fixed-to-fixed and fixed-to-mobile).
5/ Includes Telefônica Sistema de Televisão S.A.'s employees.
6/ End of period data. Includes broadband clients.
7/ The rate was estimated over IBGE Data.

Notes:

a) Effective as of September 16, 2009, the maximum net tariffs of Local Services, through Anatel's Edict# 5,180 of September 11, 2009, had an readjustment of 0.98% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 3.9%, according to the foreseen rules in the Concession Agreement. b) Effective as of September 16, 2009, the maximum net tariffs of Domestic Long Distance Services, through Anatel's Edict# 5,179 of September 11, 2009, had an average readjustment of 0.98% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 3.9%, according to the foreseen rules in the Concession Agreement.

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: http://www15.telefonica.com.br/investidores/.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 11, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director